EXHIBIT 99.1

Sono Group N.V., Munich, Germany Extraordinary General Meeting of Shareholders, November 7, 2024

Voting Results Overview

Agenda Item 2	Appointment of Mr. Owen May as member of the Supervisory Board (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 3	Amendment of Articles of Association part a to comply with Nasdaq rules and simplify CEO structure (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 4.1	Amend the Company's Articles of Association Part B (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 4.2	Approve the conversion of the YA II PN, Ltd. convertible debenture(s) into preferred shares in the capital of the Company in a ratio to be determined by the Management Board (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 4.3	Authorize the Management Board to issue preferred shares and/or grant the rights to subscribe for preferred shares to the holder of the convertible debenture(s) (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 4.4	Authorize the Management Board to exclude pre-emption rights in relation to the preferred shares and/or the granting of rights to subscribe for preferred shares in respect of the convertible debenture(s) (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 4.5	Effect and approve the issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the convertible debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item) - accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast

Agenda Item 5	Amendment Articles of Association Part C to increase authorized capital under the existing authority (voting item) – accepted

92,307,251	Number of shares for which valid votes were cast (= 51.07% of the voting rights at record date)

92,307,251	Yes votes	100.00% of the valid votes cast

-	No votes	0.00% of the valid votes cast